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SEC FILE NUMBER
8-52109

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC Mail Processing FEB 28 2023 Washington, DC

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EnergyNet.com, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7201 I-40 West, Suite 319
(No. and Street)

Amarillo	Texas	79106
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Russell Artho	806-351-2953	russell.artho@energynet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Johnson & Sheldon, PLLC
(Name – if individual, state last, first, and middle name)

500 S Taylor St, Suite 200	Amarillo	Texas	79105
(Address)	(City)	(State)	(Zip Code)

11/25/2003	891
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell Artho, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EnergyNet.com, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

LISA COX
Notary ID #6560376
My Commission Expires
December 16, 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENERGYNET.COM, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED
December 31, 2022

ENERGYNET.COM, LLC

TABLE OF CONTENTS

December 31, 2022

JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Managers
EnergyNet.com, LLC
Amarillo, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **EnergyNet.com, LLC** (the Company) as of December 31, 2022, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Johnson & Sheldon, PLLC

We have served as the Company's auditor since 2013.

Johnson & Sheldon, PLLC
Amarillo, Texas
February 24, 2023

FINANCIAL STATEMENTS

ENERGYNET.COM, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

		2022
Assets		
Current Assets:		
Cash	$	2,015,980
Commissions receivable		430,823
Total Assets	$	2,446,803
Liabilities and Member's Equity		
Current Liabilities:		
Accrued liabilities	$	258,378
Facility services fees payable - affiliate		459,000
Total Liabilities		717,378
Commitments and Contingencies (Note 3)		
Member's Equity		
Total Member's Equity		1,729,425
Total Liabilities and Member's Equity	$	2,446,803

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, LLC

STATEMENT OF INCOME
Year Ended December 31, 2022

		2022
Revenues:		
Commissions - auction sales	$	9,686,006
Commissions - negotiated sales and sealed bids		8,763,391
Interest income		11,072
Misc income		2,500
Total Revenues		18,462,969
Expenses:		
General and administrative expenses		2,357,046
Facilities service fees - affiliate		5,248,500
Sales commissions		2,385,269
Total Expenses		9,990,815
Income before Provision for Income Taxes		8,472,154
Provision for Income Taxes		-
Net Income	$	8,472,154

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2022

	Total Member's Equity
Balance, January 1, 2022	$ 2,157,271
Net income	8,472,154
Distributions	(8,900,000)
Balance, December 31, 2022	$ 1,729,425

ENERGYNET.COM, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

		2022
Cash Flows from Operating Activities:		
Net Income	$	8,472,154
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in operating assets:		
Commissions receivable		462,906
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities		15,237
Facilities services fees payable - affiliate		117,000
Net Cash Provided by Operating Activities		9,067,297
Cash Flows from Financing Activities		
Distributions paid		(8,900,000)
Net Cash Used for Financing Activities		(8,900,000)
Net Change in Cash		167,297
Cash at Beginning of Year		1,848,683
Cash at End of Year	$	2,015,980
Supplemental Disclosures		
Income Taxes Paid	$	-
Interest Paid	$	-

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EnergyNet.com, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
EnergyNet.com, LLC is a Texas Limited Liability Company, headquartered in Amarillo, Texas. The Company is a broker registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in facilitating the sales of operated and non-operated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through either an Internet based live auction, sealed bid or negotiated sales process.

EnergyNet.com, LLC is a wholly-owned subsidiary of ENET Holdings, LLC. ENET Holdings, LLC also wholly-owns EnergyNet Services, LLC, which operates the online auctions, sealed bid and negotiated sales processes and performs all back-office duties of the auction process. EnergyNet.com, LLC has a Facilities Services Agreement with EnergyNet Services, LLC to provide all business services except for the employment of licensed securities broker employees.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with initial maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash. At December 31, 2022, the Company did not have any cash equivalents.

Revenue Recognition
The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Online auction revenues are recognized at the expiration of the auction to the buyer with the highest bid that meets any seller's minimum reserve sales price or accepted by the seller. Sealed bid and negotiated sale revenues are recognized at the time and date when the buyer and seller agree to a purchase price and terms. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site or other auction processes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company complies with ASU 2014-09 (ASC 606) *Revenue from Contracts with Customers*. ASC 606 requires the Company to 1) identify the contract with the customer, 2) identify the performance obligations in the contract, 3) determine the contract price, 4) allocate the transaction price, and 5) recognize revenue when or as performance obligations are satisfied. See Note 5 for further disclosure of revenue recognition.

Income Taxes
As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Based on management's analysis, the Company did not have any material uncertain tax positions as of December 31, 2022. The Company is subject to income taxes in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions.

The Company's income taxes are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for the years 2018 and forward; Texas margin tax returns for tax years 2017 and forward.

Comprehensive Income
The Company had no elements of comprehensive income other than net income for the year ended December 31, 2022.

Subsequent Events
The Company has evaluated subsequent events through February 24, 2023, the date the financial statements were available to be issued.

NOTE 2 - RECEIVABLES

Commissions receivable represent amounts due from EnergyNet Services, LLC, from closings of online auctions, sealed bid and/or negotiated sale transactions. Management individually reviews all delinquent commission receivable balances. All commissions receivable outstanding at December 31, 2022 were deemed to be collectible under normal terms.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Litigation
The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

NOTE 4 - NET CAPITAL REQUIREMENTS

EnergyNet.com, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, EnergyNet.com, LLC had net capital of $1,729,425, which was $1,681,600 in excess of its required net capital of $47,825, and aggregate indebtedness amounted to 41.48% of net capital. Therefore, management believes the Company was in compliance with its minimum net capital requirements and its related net capital ratio.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. EnergyNet.com, LLC handles no customer securities or accounts, and accordingly, is not subject to the requirements under SEC Rule 15c3-3. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, for both computation for determination for reserve requirements and information relating to the possession or control requirement as required by rule 15c3-3.

Since its corporate reorganization on September 1, 2014, the Company's Membership Agreement with FINRA reflects the Company's minimum net capital requirement of $5,000. The Company's Membership Agreement with FINRA also reflects the Company may engage only as a "Broker selling oil and gas interests".

NOTE 5 - REVENUE RECOGNITION

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Closing is determined to have occurred: 1) for commercial auction sales and State and Federal auctions, at the expiration of the auction where the high-bid meets all minimum reserves, 2) for negotiated sales and sealed bids at the time and date when the buyer and seller agree to a purchase price and all terms. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site. Due to the nature of the service provided by the Company, management has determined that the revenue recognition has a single performance obligation with performance taking place at the time of the successful close of the auction, and the transaction price being determined at the same time based on the agreed upon commission rate. Payment from the buyer for the auction proceeds, including seller commissions, is generally due within two business days of the closing date.

Due to the final transaction price being determined at the same time as of the close of the auction, all commission revenues are recognized and recorded at a single point in time at the successful close of the auction.

As of December 31, 2022 and 2021, commissions receivable were approximately $431,000 and $894,000, respectively.

NOTE 6 - CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2022, one seller made up $2,080,000, and approximately 11% of commission revenues.

Financial instruments and account balances that potentially subject the Company to concentrations of credit risk principally consist of cash, commissions receivable and payables with affiliate.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2022 EnergyNet.com, LLC paid distributions of $8,900,000 to ENET Holdings, LLC.

EnergyNet.com, LLC incurred $5,248,500 of facility service fees to its affiliate company EnergyNet Services, LLC during 2022 for the operations of the website for online auction, sealed bids and negotiated sales process. Facility service fees paid are based on a written facilities and service agreement between the two companies for such services, and are determined on established rates per type and size of lots sold by the Company, on a monthly basis. As of December 31, 2022 the Company owed EnergyNet Services, LLC $459,000 facility service fees payable.

SUPPLEMENTAL INFORMATION

ENERGYNET.COM, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF NET CAPITAL HEREIN WITH THE INITIAL CORRESPONDING UNAUDITED FILING
December 31, 2022

		2022
Computation of Net Capital:		
Total stockholders' equity	$	1,729,425
Deduct stockholders' equity not allowable for net capital		-
		1,729,425
Deduct:		
Nonallowable assets:		
Haircuts on securities:		
Money market funds		-
Total deductions		-
Net capital	$	1,729,425
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Accrued liabilities	$	258,378
Facilities services fees payable - affiliate		459,000
Income taxes payable		-
Total aggregate indebtedness	$	717,378
Percentage of aggregate indebtness to net capital		41.48%
Computation of basis net capital requirement		
Minimum dollar net capital requires at 6 2/3 percent	$	47,825
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above amounts)	$	47,825
Excess Net Capital	$	1,681,600
Reconciliation with Company's computation		
Net capital, as reported in the Company's Part II (unaudited Focus report)	$	1,729,425
Adjustments to estimated amounts recorded subsequent to filing the Company's unaudited Focus report		-
Net audit adjustments		-
Net capital per above	$	1,729,425

ENERGYNET.COM, LLC

SCHEDULE II – OTHER REQUIRED INFORMATION

DECEMBER 31, 2022

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claim of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements, as required by Rule 15c3-3:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year.

JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of EnergyNet.com, LLC
Amarillo, Texas

We have reviewed management's statements, included in the accompanying EnergyNet.com, LLC's Exemption Report, in which **EnergyNet.com, LLC** (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing technology or platform services; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal ending **December 31, 2022**, without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year ending **December 31, 2022**, without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Johnson & Sheldon, PLLC

Johnson & Sheldon, PLLC
Amarillo, Texas

February 24, 2023

ENERGYNET.COM 7201 I-40 West, Suite 319 / Amarillo, TX 79106 / phone 806-351-2953 / fax 806-354-2835

EnergyNet.com, LLC's Exemption Report

EnergyNet.com, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing technology or platform services, and

(3) The Company:

a. Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers during the year ended December 31, 2022;

b. Did not carry accounts of or for customers during the year ended December 31, 2022; and

c. Did not carry proprietary accounts of broker-dealers (as defined in Rule 17 C.F.R. §240. 15c-3-3) during the year ended December 31, 2022.

EnergyNet.com, LLC

I, Russell Artho, Chief Financial Officer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Russell Artho
Chief Financial Officer
7201 I-40 West, Suite 319
Amarillo, TX 79106

February 24, 2023

JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers
EnergyNet.com, LLC
Amarillo, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended **December 31, 2022**. Management of **EnergyNet.com, LLC** (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no amounts paid as reported on Form SIPC-7 and only overpayments applied of $1,389.00 on Line 2B., "Less payments made with SIPC-6 filed (exclude interest)", noting no differences.
2. Compared the Total Revenue amounts reported in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed, noting that the Company included overpayments applied of $1,389.00 on Line 2B., "Less payment made with SIPC-6 filed (exclude interest), noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

500 S. Taylor, Suite 200
P.O. Box 509
Amarillo,TX 79105-0509
Phone 806 / 371-7661

119 E. 4th St.
Hereford,TX 79045
Phone 806 / 364-4686

420 Florida St.
Pampa,TX 79065
Phone 806 / 665-8429

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties

Johnson + Sheldon, PLLC

Johnson & Sheldon, PLLC
Amarillo, Texas

February 24, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/22

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52109 FINRA DEC
ENERGYNET.COM LLC
7201 W INTERSTATE 40 STE 319
AMARILLO, TX 79106-2634

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Russell Artho (806) 351-2953

2. A. General Assessment (item 2e from page 2) $______

B. Less payment made with SIPC-6 filed (exclude interest) (1,389)

______ Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(1,389)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EnergyNet.com, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25th day of January, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $18,462,970

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Auction of Oil and Natural Gas Properties 18,462,970

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $0

2e. General Assessment @ .0015 $0

(to page 1, line 2.A.)